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                          February 18, 2021

       Ron Honig
       General Counsel
       EyePoint Pharmaceuticals, Inc.
       480 Pleasant Street
       Watertown, MA 02472

                                                        Re: EyePoint
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 12,
2021
                                                            File No. 333-253053

       Dear Mr. Honig:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen Nicolai